Registration No. 333-143440
Filed Pursuant to Rule 424(b)(3)
Prospectus
1,626,012 Shares
TUTOGEN MEDICAL, INC.
Common Stock

     This prospectus covers the offering and sale or other disposition of an aggregate of 1,626,012 shares of our common stock, or interests therein, by the selling stockholders listed in this prospectus. These selling stockholders acquired their common stock in a private placement transaction closed on April 19, 2007.
     The selling stockholders may dispose of the common stock covered hereby, or interests therein, through public or private transactions, at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices. We will not receive any of the proceeds from the sale or other disposition of these shares, or interests therein.
     Our common stock trades on the American Stock Exchange under the ticker symbol “TTG.” On June 18, 2007, the closing sale price of our common stock was $9.53.

     SEE “RISK FACTORS” BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN RISKS AND UNCERTAINTIES THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SHARES BEING SOLD WITH THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is June 25, 2007.

     We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but this information may change after that date.

FORWARD-LOOKING STATEMENTS
     This prospectus contains forward-looking statements, which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts” or “potential” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We base our forward-looking statements on information currently available to us, and we assume no obligation to update them. Statements contained in this Prospectus that are not historical facts are forward-looking statements that are subject to the “safe harbor” created by the Private Securities Litigation Reform Act of 1995.

OUR COMPANY
     This summary provides an overview of selected information and does not contain all the information you should consider. You should carefully read the entire prospectus, including the section entitled “Risk Factors” and the information incorporated by reference from our public filings with the Securities Exchange Commission, before making an investment decision.
     Tutogen Medical, Inc., a Florida corporation, was formed in 1985 and with its consolidated subsidiaries (collectively, the “Company” or “Tutogen”), designs, develops, processes, manufactures and markets sterile biological implant products made from human (allograft) and animal (xenograft) tissue. Surgeons use our products to repair and promote the healing of a wide variety of bone and other tissue defects, including dental, spinal, urology, ophthalmology, head, neck and general surgery procedures. Our products are distributed throughout the United States and in over twenty (20) other countries.
     The Company contracts with independent tissue banks and procurement organizations to provide donated human tissue for processing under the Company’s proprietary Tutoplast® process. The Tutoplast® process utilizes solvent dehydration and chemical inactivation which is applied to two types of preserved allografts: soft tissue; consisting of fascia lata, fascia temporalis, pericardium, dermis, and sclera and bone tissue; consisting of various configurations of cancellous and cortical bone material. The Tutoplast® processed allografts have been used successfully in more than 1,500,000 procedures performed over the last thirty (30) years.
     We pursue a market approach to the distribution of our implants and establish strategic distribution arrangements in order to increase our penetration in selected markets. We have distribution agreements with Zimmer Dental, Inc. (“Zimmer Dental”) and Zimmer Spine, Inc. (“Zimmer Spine”), subsidiaries of Zimmer Holdings, Inc. (“Zimmer Holdings”) for the dental and spine markets, Mentor Corporation for breast reconstruction, IOP, Inc. for ophthalmology, Davol, Inc. for hernia, Coloplast Corporation for urology and Sense Medical LLC for ears, nose and throat. In the international markets that we serve, we use a network of independent distributors.
     We estimate the worldwide market for our present products exceeds $1.25 billion, including all procedures in the field of use. The Company’s existing tissue supply network, established processing facilities and proven Tutoplast® technology provide the foundation for continued revenue growth into fiscal 2007 and beyond. The future growth may be aided by new sources of tissue, new applications and products and expansion into new markets.
     The Company operates two tissue processing facilities: a 26,000 square foot facility in Alachua, Florida and a 33,000 square foot facility in Neunkirchen, Germany. The Alachua, Florida facility is a U.S. Food and Drug Administration registered medical device and biological establishment and is accredited by and a member of the American Association of Tissue Banks. The Neunkirchen, Germany facility is certified according to ISO9001 and EN4600, and is registered as a biological establishment with the U.S. Food and Drug Administration (“FDA”).
     The Company’s executive offices are located at 13709 Progress Boulevard, Alachua, Florida 32615, telephone number (386) 462-0402.

RECENT EVENTS
Equity Financing
     On April 19, 2007, we completed a private placement of our common stock resulting in net proceeds to us of approximately $11.5 million. We sold 1,626,012 shares of common stock at $7.38 per share pursuant to a stock purchase agreement between us and the purchasers identified under “Selling Stockholders.” Roth Capital Partners, LLC acted as placement agent and received a fee of approximately $.5 million. Approximately $1.5 million of the net proceeds were used to pay down a line of credit with a major financial institution. The remaining net proceeds are being used for working capital and general corporate purposes.
     As part of this financing, we also entered into a registration rights agreement with the purchasers in the private placement. The registration rights agreement provides that we must file a registration statement covering the resale of the shares on or before June 1, 2007 (or 120 days after April 19, 2007 if the Securities and Exchange Commission has written comments to the Registration Statement). In the event that the registration statement is not declared effective within 90 days after April 19, 2007, we will be liable for cash damages of one percent (1%) of the aggregate purchase price for each monthly period or pro rata for any portion thereof following the date by when the registration statement should have been filed or declared effective.
     We have agreed to prepare and file any amendments and supplements to the registration statement relating to these shares as may be necessary to keep the registration statement effective until the earlier of: (i) the date on which all of the shares covered by this prospectus have been sold, and (ii) the date on which all of the shares covered by this prospectus may be sold pursuant to Rule 144(k) under the Securities Act of 1933, as amended.
     Subsequent to March 31, 2007, the holder of a $3 million convertible debenture converted such debenture into 582,524 shares of common stock at the stated conversion price of $5.15.
RISK FACTORS
     An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this prospectus in evaluating our Company and its business before purchasing shares of our Company’s common stock. Our business, operating results and financial condition could seriously be harmed due to any of the following risks. The risks described below are not the only ones facing our Company. Additional risks not presently known to us may also impair our business operations. You could lose all or part of your investment due to any of these risks.
We depend heavily upon a limited number of sources of human tissue, and any failure to obtain tissue from these sources in a timely manner will interfere with our ability to process and distribute allografts.
Our business is dependent on the availability of donated human cadaver tissue supplied by donor recovery groups. Donor recovery groups provide support to donor families, are regulated by the FDA, and are often affiliated with hospitals, universities or organ procurement groups. Our relationships with donor recovery groups, which are critical to our supply of tissue, can be affected by relationships they have with other organizations. Any negative impact of the regulatory and disease transmission issues facing the industry, as well as the negative publicity that these issues create, could have an impact on our ability to negotiate favorable contracts with recovery groups.

If our current sources can no longer supply human cadaveric tissue or our requirements for human cadaveric tissue exceed their current capacity, we may not be able to locate other sources on a timely basis, or at all. Any significant interruption in the availability of human cadaveric tissue would likely cause us to slow down the processing and distribution of our human tissue products, which could adversely affect our ability to supply the needs of our customers and materially and adversely affect our results of operations and our relationships with our customers.
AlloSource, our largest donor recovery group, supplied us with approximately 65% of our total human tissue for the year ended September 30, 2006. Our three largest recovery groups together supplied approximately 83% of our total tissue for the year ended September 30, 2006. If we were to lose any one of these sources of tissue, the unfavorable impact on our operating results would be material.
We are highly dependent upon independent distributors to generate our revenues.
We currently derive the majority of our revenues through our relationships with two companies, Zimmer Dental and Zimmer Spine. For the year ended September 30, 2006, we derived approximately 46% and 8% of our consolidated revenues from distribution by Zimmer Dental and Zimmer Spine, respectively.
Zimmer Dental and Zimmer Spine each provide nearly all of the instrumentation, surgeon training, distribution assistance and marketing materials for our line of dental and spinal allografts. If our relationship with such companies is terminated or further reduced for any reason and we are unable to replace the relationship with other means of distribution, we would suffer a material decrease in revenues.
We face intense competition from companies, academic institutions, tissue banks, organ procurement organizations and tissue processors with greater financial resources and lower costs which could adversely affect our revenues and results of operations.
The biotechnology field is highly competitive and is undergoing rapid and significant technological changes. Our success depends upon our ability to develop and commercialize effective products that meet medical needs as well as our ability to accurately predict future technology and market trends. Many of our competitors have much greater financial, technical, research, marketing, distribution, service and other resources that are significantly greater than ours. Moreover, our competitors may offer a broader array of tissue repair treatment products and technologies or may have greater name recognition than we do in the marketplace.
Our competitors may develop or market technologies that are more effective or commercially attractive than ours, or that may render our technology uncompetitive, uneconomical or obsolete. For example, the successful development of a synthetic tissue product that permits remodeling of bones could result in a decline in the demand for allograft-based products and technologies and have a materially adverse effect on our financial condition and results of operations.
If third party payers fail to provide appropriate levels of reimbursement for the use of our implants, our revenues would be adversely affected.
Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Any new Federal or state legislation could result in significant changes in the availability, delivery, pricing or payment for healthcare services and products. While we cannot predict what form any new legislation will take, it is possible that any significant healthcare legislation, if adopted, could lower the amounts paid to us for our services, which would decrease our revenues.

Our revenues depend largely on the reimbursement of patients’ medical expenses by government healthcare programs and private health insurers. Governments and private insurers closely examine medical procedures incorporating new technologies to determine whether the procedures will be covered by payment, and if so, the level of payment which may apply. We cannot be sure that third party payers will continue to reimburse us or provide payment at levels which will be profitable to us.
Our allograft and xenograft implants and technologies could become subject to significantly greater regulation by the FDA, which could disrupt our business.
The FDA and several states have statutory authority to regulate allograft processing and allograft-based materials. The FDA could identify deficiencies in future inspections of our facilities or promulgate future regulatory rulings that could disrupt our business, hurting our profitability.
FDA regulations of human cellular and tissue-based products, titled “Good Tissue Practices,” went into full effect as of May 2005. These regulations cover all stages of allograft processing, from procurement of tissue to distribution of final allografts. These regulations may increase regulatory scrutiny within our industry and lead to increased enforcement action which affects the conduct of our business. In addition, the effect of these regulations may have a significant effect upon recovery agencies which supply us with tissue and increase the cost of recovery activities. Any such increase would translate into increased costs to us, as we compensate the recovery agencies based on their cost of recovery.
Other regulatory entities include state agencies with statutes covering tissue banking. Of particular relevance to our business are regulations issued by Florida, New York, California and Maryland. Most states do not currently have tissue banking regulations. However, recent incidents of allograft related infections in the industry may stimulate the development of regulation in other states. It is possible that others may make allegations against us or against donor recovery groups or tissue banks, including those with which we have a relationship, about non-compliance with applicable FDA regulations or other relevant statutes and regulations. Allegations like these could cause regulators or other authorities to take investigative or other action, or could cause negative publicity for our business and our industry.
Some of our implants in development will contain tissue derived from animals, commonly referred to as xenografts. Xenograft implants are medical devices that are subject to pre-market approval or clearance by the FDA. We may not receive FDA approval or clearance to market new implants as we attempt to expand the quantity of xenograft implants available for distribution.
The National Organ Transplant Act (“NOTA”) could be interpreted in a way that could reduce our revenues and income in the future.
Some aspects of our business are subject to additional local, state, federal or international regulation. Changes in the laws or new interpretations of existing laws could negatively affect our business, revenues or prospects, and increase the costs associated with conducting our business. The procurement and transplantation of allograft tissue is subject to federal regulation under the National Organ Transplant Act, or NOTA, a criminal statute that prohibits the purchase and sale of human organs, including bone and other tissue. NOTA permits the payment of reasonable expenses associated with the transportation, processing, preservation, quality control and storage of human tissue, which are the types of services we perform. If in the future, NOTA were amended or interpreted in a way that made us unable to include some of these costs in the amounts we charge our customers, it could reduce our revenues and therefore hurt our business. It is possible that more restrictive interpretations or expansions of NOTA could be adopted in the future which could require us to change one or more aspects of our business, at a substantial cost, in order to continue to comply with this statute.

Our success will depend on the continued acceptance of our allograft and xenograft implants and technologies by the medical community.
Market acceptance of our allograph and xenograph implants can be affected by factors such as competitive tissue repair options, lack of third party reimbursement and the training of surgeons in the use of our tissue transplants, and rapid technological changes such as synthetic hormone tissue substitutes.
Market acceptance depends on our ability to demonstrate that our existing and new implants and technologies are an alternative to existing tissue repair treatment options. This will depend on surgeons’ evaluations of the clinical safety, efficacy, ease of use, reliability and cost-effectiveness of these tissue repair options and technologies.
We or our competitors may be exposed to product liability claims which could cause us to be liable for damages or cause investors to think we will be liable for similar claims in the future.
The development of allografts and technologies for human tissue repair and treatment entails an inherent risk of product liability claims, and substantial product liability claims may be asserted against us. We are a party to a number of legal proceedings related to product liability.
The implantation of donated cadaveric human tissue products creates the potential for transmissions of communicable disease. Although we comply with Federal and state regulations and guidelines intended to prevent communicable disease transmission, and our tissue suppliers are also required to comply with such regulations, there can be no assurances that: (i) our tissue suppliers will comply with such regulations intended to prevent communicable diseases transmissions; (ii) even if such compliance is achieved, that our products have not been or will not be associated with transmission of disease; or (iii) a patient otherwise infected with disease would not erroneously assert a claim that the use of our products resulted in disease transmission.
We currently have $5 million of product liability insurance to cover claims. This amount of insurance may not be adequate for current claims if we are not successful in our defenses, and furthermore, we may not have adequate insurance coverage for any future claims that arise. Moreover, insurance covering our business may not always be available in the future on commercially reasonable terms, if at all. If our insurance proves to be inadequate to pay a damage award, we may not have sufficient funds to do so, which would harm our financial condition and liquidity. In addition, successful product liability claims made against one of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims. In addition, claims against us, regardless of their merit or potential outcome, may also hurt our ability to obtain surgeon endorsement of our allografts or to expand our business.
Negative publicity concerning the use of donated human tissue in medical procedures could reduce the demand for our products and negatively impact the supply of available donor tissue.
There has recently been negative publicity concerning the use and method of obtaining donated human tissue that is used in medical procedures. This type of negative publicity could reduce the demand for our products or negatively impact the willingness of families of potential donors to agree to donate tissue, or tissue banks to provide tissue to us. In such event, we might not be able to obtain adequate tissue to meet the needs of our customers. As a result, our relationships with our customers and our results of operations could be materially and adversely affected.

Our success depends on the scope of our intellectual property rights and not infringing the intellectual property rights of others.
Our ability to compete effectively with other companies is materially dependent upon the success of our patents and how effective we are in enforcing them and protecting our trade secrets. If we are not successful and steadfast, it is highly likely that our competitors will exploit our proprietary technologies and innovations and will compete more effectively against us. It is also highly likely that our competitors, who also have greater resources than we do, will challenge our intellectual property rights, and attempt to invalidate, circumvent or render unenforceable any of our patents or propriety rights that we currently own or are licensed to us.
Because of the competitive nature of the biotechnology industry, there can be no assurances that we will not be required to litigate the enforcement of our patents and other intellectual rights. Moreover, there can be no assurances that we will not have to defend our existing or proposed products or processes against third party claims of patent infringement and other intellectual property claims. However the litigation may arise, intellectual property litigation is always costly and ends up diverting our financial and management resources and damages our business.
SELLING STOCKHOLDERS
     The following table sets forth information regarding the number of shares of our common stock beneficially owned by each of the selling stockholders as of June 1, 2007. The selling stockholders received their shares of common stock being registered in this registration statement in a private placement transaction completed on April 19, 2007. No selling stockholder has held any position or office or had any material relationship with us or any of our predecessors or affiliates within the past three years. No estimate can be given as to the amount of our common stock that will be beneficially owned by the selling stockholders after completion of this offering because the selling stockholders may offer all, some or none of the shares of our common stock covered hereby.

	Shares of Common Stock				Shares of Common Stock
	Beneficially Owned				Beneficially
	Prior To			Shares of	Owned After
	Offering			Common Stock	Offering (1)
Name	Number		Percent	Registered	Number	Percent
Visium Long Bias Offshore Fund, Ltd	235,677		1.24%	235,677	—	—
Visium Long Bias Fund, LP	58,476		.31%	58,476	—	—
Visium Balanced Offshore Fund, Ltd	229,444		1.21%	229,444	—	—
Visium Balanced Fund, LP	120,127		.64%	120,127	—	—
Atlas Master Fund, Ltd.	33,782		.18%	33,782	—	—
HealthCor LP	145,935		.77%	145,935	—	—
HealthCor Offshore, Ltd	531,571		2.81%	531,571	—	—
Deerfield Special Situations Fund International, Ltd.	615,221	(2)	3.25%	180,757	434,464	2.29%
Deerfield Special Situations Fund, LP	306,625	(2)	1.62%	90,243	216,382	1.14%

Total	2,276,858			1,626,012	650,846

(1)	Assumes all shares registered pursuant to this prospectus will be sold.

(2)	Based on 13G Report filed with the Securities and Exchange Commission.

USE OF PROCEEDS
     We will not receive any proceeds from the sale or other disposition by the selling stockholders of the shares of common stock covered hereby, or interests therein.
DIVIDEND POLICY
     We have never declared or paid any cash dividends on our stock. We do not expect to declare or pay any dividends on our common stock in the foreseeable future. The payment of future dividends is within the discretion of our board of directors and will depend on our future earnings, if any, our capital requirements, financial condition and other relevant factors.
PLAN OF DISTRIBUTION
     We are registering the shares of our common stock on behalf of the selling stockholders, which as used herein, includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer. We are paying all costs, expenses and fees in connection with the registration of the shares offered by this prospectus. Brokerage commissions, if any, attributable to the sale of shares will be borne by the selling stockholders.
     The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale or other disposition. These transactions may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:
•	distributions by one or more underwriters on a firm commitment or best efforts basis;
•	purchases by a broker-dealer as principal and resale by that broker-dealer for its own account pursuant to this prospectus;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	crosses in which the same broker acts as an agent on both sides of the trade;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	in privately negotiated transactions;
•	in transactions other than on exchanges or services;
•	in connection with transactions to cover short sales made after the effective date of the registration statement of which this prospectus is a part;
•	by pledge or by grant of a security interest in the shares to secure debts and other obligations;
•	through the writing of options, whether the options are listed on an option exchange or otherwise;

•	in connection with the writing of non-traded and exchange-traded call options or put options, in hedge transactions and in settlement of other transactions in standardized over-the-counter options;
•	through the distribution of the shares by any selling stockholder to its partners, members or stockholders; and
•	any other method permitted pursuant to applicable law.
     In addition, the selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than pursuant to this prospectus.
     To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell the common stock short after the effective date of the registration statement of which this prospectus is a part and re-deliver the shares to close out those short positions. The selling stockholders also may enter into option or other transactions or the creation of one or more derivative securities with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of shares offered by this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect those transactions). The selling stockholders also may pledge or hypothecate shares to a broker-dealer or other financial institution, and, upon a default, that broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect that transaction). In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.
     The selling stockholders and any broker-dealers that act in connection with the sale of the common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act of 1933. Liabilities under the federal securities laws cannot be waived.
     The selling stockholders will be subject to prospectus delivery requirements under the Securities Act of 1933. In the event of a “distribution” of shares by a selling stockholder, the selling stockholder, any selling broker or dealer and any “affiliated purchasers” may be subject to Regulation M under the Securities Exchange Act of 1934, which would generally prohibit these persons from bidding for or purchasing any security that is the subject of the distribution until his or her participation in that distribution is completed. In addition, Regulation M generally prohibits any “stabilizing bid” or “stabilizing purchase” for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.
     The securities were originally sold by us to the selling stockholders on April 19, 2007 in a private placement transaction. As part of that transaction, we agree to indemnify and hold the selling stockholders harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the securities by the selling stockholder. We and the selling stockholders have also agreed that we will indemnify each other against certain liabilities arising under the Securities Act.

LEGAL MATTERS
     The validity of the securities offered hereby will be passed upon for us by Williams Schifino Mangione & Steady, P.A., Tampa, Florida.
EXPERTS
     The consolidated financial statements and the related financial statement schedules incorporated in this Registration Statement by reference from the Company’s Annual Report on Form 10-K for the year ended September 30, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any materials filed by us at the SEC’s Public Reference Room at 100 F Street, N.E. You may obtain information on the operation on the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Copies of such information may also be inspected at the reading room of the library of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The SEC maintains an Internet site http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all their shares of our common stock offered by this prospectus:
(i)	our annual report on Form 10-K for the fiscal year ended September 30, 2006;

(ii)	our proxy statement for our 2007 Annual Meeting of Stockholders filed on February 8, 2007;

(iii)	our quarterly reports on Form 10-Q for the quarterly periods ended December 31, 2006 and March 31, 2007;

(iv)	our current report on Form 8-K, filed on April 11, 2007; and

(v)	the description of our common stock contained in our Form 10-K for the year ended September 30, 2006.
     We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Requests should be addressed to: Tutogen Medical, Inc., 13709 Progress Boulevard, Alachua, FL 32615, (386) 462-0402, Attention: Kathleen Davis.

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.